Editorial Contact:      Bonita A. Cersosimo
                        1 412 553 4462

Investor Relations:     Edgar M. Cheely, Jr.
                        Randall J. Killeen
                        1 412 553 2231


               ALCOA COMPLETES ACQUISITION OF CORDANT

PITTSBURGH, Pa., May 25, 2000 -- Alcoa Inc. announced today that it completed its acquisition of Cordant Technologies Inc. As a result of the merger, which became effective today, each outstanding share of Cordant common stock was converted into the right to receive $57 in cash, without interest. Cordant stock ceased trading on the New York Stock Exchange at the close of business on Wednesday, May 24, 2000.

      Cordant stockholders who hold their own stock certificates will receive notice in the mail regarding the process to surrender their shares for cash. Cordant stockholders whose shares are held through banks or brokers will receive information about their holdings from those institutions.

      Cordant Technologies brings to Alcoa technology expertise in products and materials related to existing Alcoa businesses and markets. It is composed of three market-leading business groups: Howmet Castings, a supplier of investment cast super-alloy and titanium components used in jet aircraft and electrical power generation; Huck Fasteners, a designer and manufacturer of high-performance fasteners and fastening systems; and Thiokol Propulsions, a supplier of solid rocket propulsion systems. Cordant Technologies has approximately 17,000 employees worldwide at some 58 facilities located in five countries: U.S., Canada, France, United Kingdom and Japan.

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Alcoa (NYSE: AA)
Cordant Technologies (NYSE: CDD)